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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Edgar Online, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
279765101
(CUSIP Number)
Midwood Capital Management LLC
Attn: David E. Cohen
575 Boylston St.
4th Floor Boston, MA 02108 617-224-1751

With a copy to:

Peter M. Rosenblum, Esq.
Foley Hoag LLP
155 Seaport Blvd.
Boston, MA 02210
617-832-1151
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 26, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	279765101	Page	2	of	10

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
David E. Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,086,431

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

2,086,431

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,086,431

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	279765101	Page	3	of	10

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Ross D. DeMont

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,086,431

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

2,086,431

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,086,431

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	279765101	Page	4	of	10

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Midwood Capital Management LLC I.R.S. Identification No. 14-1885029

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		2,086,431

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,086,431

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,086,431

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IA

CUSIP No.	279765101	Page	5	of	10

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Midwood Capital Partners, L.P. I.R.S. Identification No. 27-0060548

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		909,224

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		909,224

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

909,224

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	279765101	Page	6	of	10

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Midwood Capital Partners QP, L.P. I.R.S. Identification No. 42-1657728

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,177,207

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,177,207

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,177,207

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No. 279765101	Page 7 of 10
The joint statement on Schedule 13D as filed by David E. Cohen, Ross D. DeMont, Midwood Capital Management LLC (“Capital”), Midwood Capital Partners, L.P. and Midwood Capital Partners QP, L.P., (who are collectively referred to as the “Reporting Persons”) in respect of the Common Stock, $.01 par value per share, of Edgar Online, Inc., a Delaware corporation, is hereby amended and supplemented as follows:
Item 3. Source and Amount of Funds or Other Consideration
The purchases of an aggregate of 2,086,431 shares of Common Stock by the Reporting Persons were for a total purchase price of $5,509,567.59. All purchases of Common Stock by the Reporting Persons were conducted using cash from the Midwood Capital Partners, L.P. (“LP”) and Midwood Capital Partners QP, L.P. (“QP” and collectively with LP, the “Funds”). The shares of Common Stock held by each of the Funds were held in margin accounts which from time to time may have incurred debit balances. Since other securities were held in such margin accounts, it is impracticable to determine the amounts, if any, borrowed with respect to such shares of Common Stock. The cost of borrowing with respect to such margin accounts fluctuates with the broker loan rate and the amount of the debit balance.
Item 5. Interest in Securities of the Issuer
(a) In the aggregate, the Reporting Persons beneficially own 2,086,431 shares of the Common Stock of the Issuer, representing approximately 8.0% of such class of securities. The beneficial ownership of each Reporting Person is as follows: (i) LP beneficially owns 909,224 shares of the Common Stock, representing approximately 3.5% of the class, (ii) QP beneficially owns 1,177,207 shares of the Common Stock, representing approximately 4.5% of the class, and (iii) Capital, as the sole general partner of each Fund, and Messrs. Cohen and DeMont, as the managers of Capital, each beneficially own 2,086,431 shares of the Common Stock of the Issuer representing approximately 8.0% of the class. The percentage of the Common Stock beneficially owned by each Reporting Person is based on a total of 26,044,815 shares of the Common Stock of the Issuer outstanding as of May 10, 2007, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the quarter ended March 31, 2007.
(c) The following transactions in the Common Stock were conducted by Reporting Persons from May 27, 2007 (60 days prior to the event which requires the filing of this statement) to the date hereof:

		No. of Shares	Purchase/(Sale)
Person	Date	Purchased/(Sold)	Price Per Share
Midwood Capital Partners, L.P.	5/31/2007	9,500	$2.8900
	6/27/2007	13,118	$2.5437
	6/28/2007	12,180	$2.5000
	7/2/2007	1,676	$2.6285
	7/25/2007	1,478	$2.4999
	7/26/2007	16,578	$2.4859

CUSIP No. 279765101	Page 8 of 10

		No. of Shares	Purchase/(Sale)
Person	Date	Purchased/(Sold)	Price Per Share
Midwood Capital Partners QP, L.P.	7/2/2007	324	$2.6285
	7/25/2007	1,522	$2.4999
	7/26/2007	21,402	$2.4859
Each of the above listed transactions was conducted in the ordinary course of business via ordinary brokerage transactions on the open market for cash. Purchase and sale prices do not reflect brokerage commissions paid.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Reporting Persons are parties to a Joint Filing Agreement dated January 17, 2006, a copy of which was previously filed with this Schedule 13D and is hereby incorporated by reference herein.
Except for the foregoing and as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, transfer or voting any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 279765101	Page 9 of 10
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: July 30, 2007

MIDWOOD CAPITAL PARTNERS, L.P.

By: Midwood Capital Management, LLC
General Partner

By: /s/ David E. Cohen David E. Cohen Manager

MIDWOOD CAPITAL PARTNERS QP, L.P.

By: Midwood Capital Management, LLC
General Partner

By: /s/ David E. Cohen David E. Cohen Manager

MIDWOOD CAPITAL MANAGEMENT, LLC

By: /s/ David E. Cohen David E. Cohen Manager

CUSIP No. 279765101	Page 10 of 10

DAVID E. COHEN

By: /s/ David E. Cohen David E. Cohen

ROSS D. DEMONT

By: /s/ Ross D. DeMont Ross D. DeMont